Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139967
FINAL PROSPECTUS

5,392,352 Shares Common Stock

On November 28, 2006, Zila, Inc. (“Zila”) issued (a) $12,075,000.25 in aggregate principle amount of its 12% Unsecured Convertible Notes (the “Unsecured Notes”), which automatically converted into 6,900,000 shares of Zila’s common stock on December 14, 2006, (b) $12,000,001.20 in aggregate principle amount of its 6% Senior Secured Convertible Notes (the “Secured Notes”), which, subject to certain exceptions, convert into 5,454,546 shares of Zila common stock at the option of the holders thereof and (c) warrants to purchase approximately 3,105,000 shares of Zila’s common stock, which became exercisable on December 14, 2006, which expire on the five year anniversary of their date of issuance and which have an exercise price of $2.21 per share (the “Additional Warrants”) and (d) warrants to purchase approximately 1,909,091 shares of Zila common stock, which have substantially the same terms as the Additional Warrants (the “Secured Note Warrants”). On February 20, 2007, Zila issued 289,728 shares of common stock and warrants (the “Roth Warrants”) to purchase 1,218,701 shares of common stock to Roth Capital Partners, LLC (“Roth”) as placement agent fees. This prospectus relates to 2,678,571 shares of Zila common stock that were issued upon conversion of some of the Unsecured Notes, 1,205,352 shares of Zila common stock issuable upon exercise of some of the Additional Warrants, and 289,728 shares of common stock and 1,218,701 shares of common stock issuable upon the exercise of the Roth Warrants. These securities were issued in private placements that were exempt from registration under the Securities Act. The Additional Warrants and Roth Warrants and Secured Notes contain anti-dilution mechanisms that adjust the exercise price and/or the number of shares of Zila’s common stock that will be received upon exercise in the event of stock splits, stock dividends, recapitalizations or other similar events.

The selling stockholders may sell or otherwise dispose of the shares from time to time through public or private transactions or through other means described in the section entitled “Plan of Distribution,” beginning on page 22. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying market prices determined at the time of sale or at negotiated prices. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of these shares by the selling stockholders. However, in the event that the Additional Warrants or Roth Warrants are exercised by the payment of cash by the selling stockholders, we would receive the exercise price of such Additional Warrants or Roth Warrants, which is $2.21 per share. The selling stockholders will receive proceeds from the sale of the underlying shares, but they will only receive proceeds from the sale of such shares if, and to the extent that, they exercise such warrants. We have agreed to pay all costs, expenses and fees relating to registering such shares of our common stock referenced in this prospectus. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of such shares of our common stock.

Our common stock is quoted on the Nasdaq Global Market under the symbol “ZILA.” The last reported sale price for our common stock on May 3, 2007 was $1.99 per share.

Investment in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 2 of this prospectus for more information regarding these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2007.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and on the information contained in any prospectus supplements hereto. We have not authorized anyone to provide you with additional or different information. The selling stockholders are not offering to sell, nor seeking offers to buy, shares of our common stock in any jurisdiction where it is unlawful to do so. The information in this prospectus, or any prospectus supplement, is accurate only as of the date on the front of this document, or on the prospectus supplement, as appropriate, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless the context otherwise requires, references to “Zila,” “we,” “us,” “our” or the “company” in this prospectus mean Zila, Inc., together with its wholly-owned direct subsidiaries.

Zila and our logo, used alone and with the mark Zila, are our registered service marks and trademarks.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available to you on the SEC’s Internet site.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

You may also request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, e-mailing or telephoning us at the following address, e-mail address or phone number:

Zila, Inc.
5227 N. 7th Street
Phoenix, AZ 85014-2800
investor@zila.com
(602) 266-6700

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference in this prospectus certain information we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including (1) any filings after the filing of this registration statement and prior to the effectiveness of the registration statement and (2) any filings after the date of this prospectus (which does not include items “furnished” under Current Reports on Form 8-K or otherwise), until all of the securities to which this prospectus relates have been sold or this offering is otherwise terminated. The information that we incorporate by reference is an important part of this prospectus. Any statement in a document incorporated by reference will be deemed to be modified or superseded to the extent that a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

We incorporate by reference into this prospectus the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended July 31, 2006, filed with the SEC on October 10, 2006 (except for Items 6, 7 and 8, which have been updated in the Current Report on Form 8-K filed December 28, 2006);

•	our Quarterly Reports on Form 10-Q for the quarter ended October 31, 2006, filed with the SEC on December 7, 2006, and for the quarter ended January 31, 2007, filed with the SEC on March 8, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended January 31, 2007 filed with the SEC on April 5, 2007;

•	our Current Reports on Form 8-K, filed with the SEC on October 26, 2006; November 17, 2006; December 15, 2006; December 20, 2006; December 20, 2006; December 27, 2006; December 28, 2006; February 23, 2007 and March 13, 2007;

•	our Current Reports on Form 8-K/A, filed with the SEC on December 4, 2006 (amending the Current Report on Form 8-K filed with the SEC on November 17, 2006) and February 13, 2007 (amending the Current Report on Form 8-K filed with the SEC on November 17, 2006 and the Current Report on Form 8-K/A filed with the SEC on December 4, 2006);

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 24, 2006; and

•	the description of our Common Stock contained in our Registration of Certain Classes of Securities on Form 8-A, dated March 1, 1989.

ii

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated into this document by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this prospectus and in the information incorporated into this prospectus by reference. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “will,” “may” and variations of such words and similar expressions. In addition, any statements that refer to expectations, projections, plans, objectives, goals, strategies or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements speak only as of the date stated and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, some of which may be beyond our control, that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements are described more fully in the section entitled “Risk Factors” and in the reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Our business, financial condition or results of operations could also be adversely affected by other factors besides those listed here. However, these are the risks our management currently believes are material.

You should carefully consider the trends, risks and uncertainties described in the section entitled “Risk Factors” of this prospectus and other information in this prospectus or reports filed with the SEC before making any investment decision with respect to the securities. If any of the trends, risks or uncertainties set forth in the section entitled “Risk Factors” and in our reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

PRINCIPAL EXECUTIVE OFFICE

Our headquarters are located at 5227 North 7th Street, Phoenix, Arizona 85014, and our telephone number is (602) 266-6700.

iii

PROSPECTUS SUMMARY

The following summary includes basic information about our company and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. For a more comprehensive understanding of our company and the shares of our common stock covered by this prospectus, you should read this entire prospectus carefully, including the risks of investing discussed under the section entitled “Risk Factors” and the information that we have incorporated by reference into this prospectus.

Zila, Inc.

Zila, Inc., a Delaware corporation that is headquartered in Phoenix, Arizona, is a leading oral cancer diagnostic company focused on the prevention and treatment of oral disease.

Zila is dedicated to establishing ViziLite® Plus as the new standard of care for the early detection of oral abnormalities that could lead to cancer, with initial focus on the dental market through Pro-Dentec®, a leading designer, manufacturer and marketer of products exclusively to dental professionals for Soft Tissue Management (STM®) including the Rota-dent®Professional Powered Brush, the Pro-Select3® Piezo-Ultrasonic Scaler System and a suite of pharmaceutical STM® products for both in-office and home-care use.

Zila is also focused on achieving regulatory approval for the next generation oral cancer diagnostic, OraTest®, followed by the development of additional applications of its cancer detection technologies.

The Offering

Common stock issued to the selling stockholders upon automatic conversion of some of the Unsecured Notes	2,678,571 shares
Common stock issuable to the selling stockholders upon their exercise of some of the Additional Warrants	1,205,352 shares
Common stock issued to Roth	289,728 shares
Common stock issuable to Roth upon exercise of the Roth Warrants	1,218,701 shares
Common stock to be outstanding assuming the sale of all the shares covered hereby	64,753,136 shares(1)
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock in this offering. However, upon exercise for cash of the Additional Warrants or Roth Warrants described herein, the selling stockholders will pay us the exercise price of the warrants, or $2.21 per share.
Nasdaq Global Market symbol	ZILA

(1)	The number of shares to be outstanding is based on 62,329,083 shares outstanding as of February 28, 2007.

Certain Disclosure Regarding the Offering

On November 28, 2006, Zila completed the sale and issuance of the following:

(a) $12,075,000.25 in aggregate principal amount of its Unsecured Notes, which automatically converted into shares of Zila’s common stock following receipt of approval by Zila’s stockholders of the proposals set forth in Zila’s definitive proxy statement, filed with the SEC on November 24, 2006 (the date of receipt of such approval referred to as the “Conversion Date”);

(b) warrants to purchase approximately 1,035,000 shares of its common stock, which are exercisable starting in May 2007 for five years at an exercise price of $2.21 per share (the “Initial Warrants”);

(c) Additional Warrants to purchase approximately 3,105,000 shares of its common stock, which are exercisable for five years at an exercise price of $2.21 per share following the Conversion Date;

(d) $12,000,001.20 in aggregate principal amount of Secured Notes, which are convertible into shares of Zila’s common stock following the Conversion Date, generally at the option of the holders; and

(e) Secured Note Warrants to purchase approximately 1,909,091 shares of its common stock at an exercise price of $2.21 per share, which are exercisable for five years at $2.21 per share following the Conversion Date.

On November 29, 2006, Zila completed the sale and issuance of 9,100,000 shares of its common stock for $1.75 per share (the “Shares”) and additional Initial Warrants to purchase 4,368,000 shares of its common stock.

In the aggregate, the sale and issuance of the Unsecured Notes and Secured Notes, and related warrants, on November 28, 2006 and the sale and issuance of the Shares and related warrants on November 29, 2006 are hereafter referred to collectively as the “Private Placement.”

The Unsecured Notes automatically converted into shares of common stock of Zila upon receipt of shareholder approval on December 14, 2006 and therefore are counted as equity. Accordingly, the only convertible notes remaining are the Secured Notes.

The date the Private Placement was priced, announced, and purchase agreements relating to the securities sold in the Private Placement were signed, was November 13, 2006. The closing price of Zila’s common stock on November 13, 2006 was $1.92 per share. The total dollar value of the common stock underlying the Secured Notes is as follows:

	Principal	Conversion	Market	Conversion
Security	Amount	Price	Price	Shares	Value

6% Senior Secured Convertible Note	$12,000,001.20	$2.20	$1.92	5,454,546	$10,472,728.32

Registration of Shares

Portions of the Private Placement were subject to the receipt of approval from Zila’s stockholders. Specifically, Zila was able to issue the Shares and Initial Warrants without obtaining stockholder approval. However, stockholder approval was required to approve the convertibility features of the Unsecured Notes and Secured Notes, as well as the issuance of the Additional Warrants and Secured Note Warrants. The Shares and shares of common stock issuable upon the exercise of Initial Warrants were registered on a Registration Statement on Form S-3, File No. 333-139698 (“Registration Statement No. 1”), which was declared effective by the SEC on March 23, 2007.

As explained elsewhere in this prospectus, this registration statement is registering shares of common stock that were issued to some of the investors upon conversion of the Unsecured Notes and that are issuable to some of the investors upon exercise of the Additional Warrants. Also, subsequent to the initial filing of this registration statement, Zila agreed to register for resale the shares issued to Roth, and the shares of common stock issuable upon exercise of warrants issued to Roth, on this registration statement. Roth was issued 289,728 shares of common stock, and can obtain 1,218,701 shares of common stock upon the exercise of warrants. These additional shares are included with this registration statement, and a typographical error that overstated the shares previously being registered by 10 shares has been corrected.

Payments to Investors and Affiliates

A tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the Private Placement that Zila has made or may be required to make to any investor, any affiliate of an investor, or any person with whom any investor has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments), with footnotes as appropriate and excluding repayment of principal on the Unsecured Notes and Secured Notes, is as follows:

	Payments
		(Excluding Repayment of Principal on Unsecured Notes and Secured Notes)
	Amount		Liquidated
Investor	Invested	Interest(1)	Damages(2)	Other(3)		Total

Atlas Master Fund, Ltd.(5)	$5,258,267.50	$905,106.21	$1,261,984.20	—		$2,167,090.41
Booth & Co. FFC Hartmarx Retirement Income Trust(6)	109,697.00	—	26,327.28	—		26,327.28
Booth & Co. FFC Rush University Medical Center Endowment Account(6)	143,911.25	—	34,538.70	—		34,538.70
Booth & Co. FFC Rush University Medical Center Pension & Retirement(6)	173,321.75	—	41,597.22	—		41,597.22
BTG Investments LLC(7)	750,001.00	—	180,000.24	$4,652,047.32	(4)	4,832,047.56
Calhoun & Co. FFC City of Dearborn General Employees Retirement Systems(6)	53,145.75	—	12,754.98	—		12,754.98
Calhoun & Co. FFC City of Dearborn Policemen and Firemen Revised Retirement Systems(6)	84,600.25	—	20,304.06	—		20,304.06
Crescent International Ltd.(7)	749,999.25	—	179,999.82	—		179,999.82
HHMI Investments, L.P.(7)	170,100.00	—	40,824.00	—		40,824.00
Iroquois Master Fund Ltd(7)	749,999.25	—	179,999.82	—		179,999.82
Mac & Co(6)	222,460.00	—	53,390.40	—		53,390.40
MicroCapital Fund LP(6)	4,768,750.00	—	1,144,500.00	—		1,144,500.00
MicroCapital Fund LTD(6)	1,662,500.00	—	399,000.00	—		399,000.00
Neal Goldman(7)	437,500.00	—	105,000.00	—		105,000.00
SF Capital Partners Ltd. (8)	2,387,500.50	—	573,000.12	—		573,000.12
SRB Greenway Capital, L.P.(7)	104,600.00	—	25,104.00	—		25,104.00
SRB Greenway Capital (QP), L.P.(7)	857,200.00	—	205,728.00	—		205,728.00
SRB Greenway Offshore Operating Fund, L.P.(7)	38,200.00	—	9,168.00	—		9,168.00
Visium Balanced Fund, LP(5)	2,835,910.00	310,815.74	680,618.40	—		991,434.14
Visium Balanced Offshore Fund, Ltd(5)	4,722,475.85	517,583.37	1,133,394.20	—		1,650,977.57
Visium Long Bias Fund, LP(5)	873,521.10	95,737.90	209,645.06	—		305,382.96
Visium Long Bias Offshore Fund, Ltd(5)	3,309,827.00	362,757.00	794,358.48	—		1,157,115.48
Walker Smith Capital, L.P.(7)	50,700.00	—	12,168.00	—		12,168.00
Walker Smith Capital (QP), L.P.(7)	325,500.00	—	78,120.00	—		78,120.00
Walker Smith International Fund, Ltd.(7)	453,700.00	—	108,888.00	—		108,888.00
Whalehaven Capital Fund Limited(6)	424,999.75	—	101,999.94	—		101,999.94
William Blair Small Cap Growth Fund(6)	8,281,614.25	—	1,987,587.42	—		1,987,587.42
Total	$40,000,001.45	$2,192,000.22	$9,600,000.35	$4,652,047.32		$16,444,047.89

(1)	The Unsecured Notes converted into shares of Zila common stock prior to any interest becoming due and payable. This column includes interest payable under the Secured Notes, which bear interest at a rate of 6% per annum until they become due on November 28, 2009, and assumes the Secured Notes will not convert into shares of Zila’s common stock prior to such date. The column also assumes that Zila will make all interest payments on the Secured Notes and interest will not accrue on unpaid interest. In the event of a default, the Secured Notes bear interest at a default rate of 15% per annum. This column assumes that no event of default will occur under the Secured Notes.

(2)	As part of the Private Placement, Zila agreed to register for resale with the SEC the Shares; shares of common stock issuable upon exercise of the Initial Warrants, Additional Warrants, and Secured Note Warrants; and shares of common stock issuable upon conversion of the Unsecured Notes and Secured Notes. The registration rights agreements creating this obligation contain certain dates by which Zila must meet certain goals, and provides that Zila will incur a penalty of 1% per amount invested for each thirty day period for which Zila has not satisfied its obligations, up to a maximum of 24% of the amount of the investment of each investor. Registration Statement No. 1, which registered the Shares and shares of common stock issuable upon exercise of the Initial Warrants, was declared effective at 4:01 p.m. on March 23, 2007. Regardless, this column assumes Zila will incur the maximum penalty payable for the Private Placement as a whole, even though Zila will no longer incur such penalties.

(3)	Zila agreed to pay the legal fees incurred by certain of the investors to Lowenstein Sandler PC up to $120,000. This column excludes any such fees.

(4)	Represents payments made to Roth, an affiliate of BTG Investments, LLC that acted as placement agent for the Private Placement. Zila paid Roth cash fees of $1,652,141.02 on or around the closing of the Private Placement, and the remaining fee was the subject of continuing discussions as a result of the structure of the Private Placement having changed multiple times after the date on which Zila engaged Roth and before the date on which definitive terms of the Private Placement were agreed upon. On February 20, 2007, Zila and Roth agreed that Roth would accept 289,728 shares of Zila’s common stock and a warrant to purchase 1,218,701 shares of Zila’s common stock to settle the remaining fee. The value of the shares included in this column reflects a closing price of $2.278 per share on February 15, 2007, the date that Roth and Zila agreed in advance to price the shares issued in settlement of the dispute, and the value of the shares underlying the warrants is $1.92 per share, the closing price of Zila’s common stock on the day the Private Placement was priced and the date on which Zila agreed to issue warrants to Roth, albeit in an indeterminate number.

(5)	As disclosed in greater detail elsewhere in this prospectus, this investor purchased Unsecured Notes and Secured Notes, and was issued Initial Warrants, Additional Warrants, and Secured Note Warrants. The shares of common stock issuable to this investor upon the exercise of the Initial Warrants were registered on a Registration Statement on Form S-3, File No. 333-139698, which was declared effective by the SEC on March 23, 2007 (“Registration Statement No. 1”). The shares of common stock issued to this investor upon the conversion of the Unsecured Notes or that are issuable to this investor upon the conversion of the Secured Notes or exercise of the Additional Warrants or Secured Note Warrants are not included in Registration Statement No. 1 or in this registration statement.

(6)	As disclosed in greater detail elsewhere in this prospectus, this investor purchased Shares and was issued Initial Warrants. The Shares and shares of common stock issuable to this investor upon exercise of Initial Warrants were registered on Registration Statement No. 1, and this investor is not a selling stockholder in this registration statement.

(7)	As disclosed in greater detail elsewhere in this prospectus, this investor purchased Unsecured Notes and was issued Initial Warrants and Additional Warrants. The shares of common stock issuable to this investor upon exercise of the Initial Warrants were registered on Registration Statement No. 1. The shares of common stock that were issued upon the conversion of the Unsecured Notes and that are issuable upon the exercise of Additional Warrants are being registered in this registration statement.

(8)	As disclosed in greater detail elsewhere in this prospectus, this investor purchased Unsecured Notes and was issued Initial Warrants and Additional Warrants. The shares of common stock issuable to this investor upon exercise of the Initial Warrants were registered on Registration Statement No. 1. The shares of common stock that were issued upon the conversion of the Unsecured Notes and that are issuable upon the exercise of Additional Warrants are not being registered in this registration statement.

Zila received gross proceeds of $24,075,001.45 from the sale of the Unsecured Notes and Secured Notes, and gross proceeds of $40,000,001.45 as a result of the Private Placement. Net of total expenses of $4,949,000, Zila received $35,051,000 for the Private Placement as a whole. The total possible payments for interest and liquidated damages to all investors and any of their affiliates in the first year following the closing of the Private Placement are $5,530,667.

The only payments that are payable from and after the date of the Private Placement are interest payments on the Secured Notes, repayment of the principal amount of the Secured Notes on November 28, 2009, and liquidated damages in the event Zila is unable, prior to specified deadlines, to register with the SEC the shares of common stock underlying the securities sold in the Private Placement. Zila has the intention, and a reasonable basis to believe, it will make all such payments.

Potential Investor Profit

The following is a table disclosing the aggregate amount of possible profit (loss) that could be realized by the investors as a result of the discount (premium) of the shares of common stock underlying the securities issued in the Private Placement.

								Aggregate
								Selling
				Shares/Shares	Aggregate			Stockholder
			Issuance/	Upon	Conversion	Aggregate		Discount
		Amount	Conversion/	Conversion/	Value	Market Value		(Premium)
Investor	Security	($)	Exercise Price	Exercise(1) (#)	($)	($)(2)		($)

Atlas Master Fund, Ltd.(5)	Unsecured Note	303,306.50	$1.75	173,318	303,306.50	332,770.56		29,464.06
	Initial Warrants	—	$2.21	25,997	57,453.37	49,914.24		(7,539.13)
	Additional Warrants	—	$2.21	77,993	172,364.53	149,746.56		(22,617.97)
	Secured Note	4,954,961.00	$2.20	2,252,255	4,954,961.00	4,324,329.60		(630,631.40)
	Secured Note Warrants	—	$2.21	788,289	1,742,118.69	1,513,514.88		(228,603.81)
Total								(859,928.25)

Booth & Co. FFC Hartmarx Retirement Income Trust(6)	Shares	109,697.00	$1.75	62,684	109,697.00	120,353.28		10,656.28
	Initial Warrants	—	$2.21	30,088	66,494.48	57,768.96		(8,725.52)
Total								1,930.76

Booth & Co. FFC Rush University Medical Center Endowment Account(6)	Shares	143,911.25	$1.75	82,235	143,911.25	157,891.20		13,979.95
	Initial Warrants	—	$2.21	39,472	87,233.12	75,786.24		(11,446.88)
Total								2,533.07

Booth & Co. FFC Rush University Medical Center Pension & Retirement(6)	Shares	173,321.75	$1.75	99,041	173,321.75	190,158.72		16,836.97
	Initial Warrants	—	$2.21	47,539	105,061.19	91,247.88		(13,813.31)
Total								3,023.66

BTG Investments LLC(3)(7)	Unsecured Note	750,001.00	$1.75	428,572	750,001.00	822,858.24		72,857.24
	Initial Warrants	—	$2.21	64,285	142,069.85	123,427.20		(18,642.65)
	Additional Warrants	—	$2.21	192,857	426,213.97	370,285.44		(55,928.53)
	Roth Shares	—	$2.278	289,728	660,000.38	660,000.38	(4)	0
	Roth Warrants	—	$2.21	1,218,701	2,693,329.21	2,339,905.92		(353,423.29)
Total								(355,137.23)

							Aggregate
							Selling
				Shares/Shares	Aggregate		Stockholder
			Issuance/	Upon	Conversion	Aggregate	Discount
		Amount	Conversion/	Conversion/	Value	Market Value	(Premium)
Investor	Security	($)	Exercise Price	Exercise(1) (#)	($)	($)(2)	($)

Calhoun & Co. FFC City of Dearborn General Employees Retirement Systems(6)	Shares	53,145.75	$1.75	30,369	53,145.75	58,308.48	5,162.73
	Initial Warrants	—	$2.21	14,577	32,215.17	27,987.84	(4,227.33)
Total							935.40

Calhoun & Co. FFC City of Dearborn Policemen and Firemen Revised Retirement Systems(6)	Shares	84,600.25	$1.75	48,343	84,600.25	92,818.56	8,218.31
	Initial Warrants	—	$2.21	23,204	51,280.84	44,551.68	(6,729.16)
Total							1,489.15

Crescent International Ltd.(7)	Unsecured Note	749,999.25	$1.75	428,571	749,999.25	822,856.32	72,857.07
	Initial Warrants	—	$2.21	64,285	142,069.85	123,427.20	(18,642.65)
	Additional Warrants	—	$2.21	192,856	426,211.76	370,283.52	(55,928.24)
Total							(1,713.82)

HHMI Investments, L.P.(7)	Unsecured Note	170,100.00	$1.75	97,200	170,100.00	186,624.00	16,524.00
	Initial Warrants	—	$2.21	14,580	32,221.80	27,993.60	(4,228.20)
	Additional Warrants	—	$2.21	43,740	96,665.40	83,980.80	(12,684.60)
Total							(388.80)

Iroquois Master Fund Ltd(7)	Unsecured Note	749,999.25	$1.75	428,571	749,999.25	822,856.32	72,857.07
	Initial Warrants	—	$2.21	64,285	142,069.85	123,427.20	(18,642.65)
	Additional Warrants	—	$2.21	192,856	426,211.76	370,283.52	(55,928.24)
Total							(1,713.82)

Mac & Co(6)	Shares	222,460.00	$1.75	127,120	222,460.00	244,070.40	21,610.40
	Initial Warrants	—	$2.21	61,017	134,847.57	117,152.64	(17,694.93)
Total							3,915.47

MicroCapital Fund LP(6)	Shares	4,768,750.00	$1.75	2,725,000	4,768,750.00	5,232,000.00	463,250.00
	Initial Warrants	—	$2.21	1,308,000	2,890,680.00	2,511,360.00	(379,320)
Total							83,930.00

MicroCapital Fund LTD(6)	Shares	1,662,500.00	$1.75	950,000	1,662,500.00	1,824,000.00	161,500.00
	Initial Warrants	—	$2.21	456,000	1,007,760.00	875,520.00	(132,240.00)
Total							29,260.00

Neal Goldman(7)	Unsecured Note	437,500.00	$1.75	250,000	437,500.00	480,000.00	42,500.00
	Initial Warrants	—	$2.21	37,500	82,875.00	72,000.00	(10,875.00)
	Additional Warrants	—	$2.21	112,500	248,625.00	216,000.00	(32,625.00)
Total							(1,000.00)

							Aggregate
							Selling
				Shares/Shares	Aggregate		Stockholder
			Issuance/	Upon	Conversion	Aggregate	Discount
		Amount	Conversion/	Conversion/	Value	Market Value	(Premium)
Investor	Security	($)	Exercise Price	Exercise(1) (#)	($)	($)2	($)

SF Capital Partners Ltd.(8)	Unsecured Note	2,387,500.50	$1.75	1,364,286	2,387,500.50	2,619,429.12	231,928.62
	Initial Warrants	—	$2.21	204,642	452,258.82	392,912.64	(59,346.18)
	Additional Warrants	—	$2.21	613,928	1,356,780.88	1,178,741.76	(178,039.12)
Total							(5,456.68)

SRB Greenway Capital, L.P.(7)	Unsecured Note	104,600.00	$1.75	59,771	104,600.00	114,760.32	10,160.32
	Initial Warrants	—	$2.21	8,965	19,812.65	17,212.80	(2,599.85)
	Additional Warrants	—	$2.21	26,896	59,440.16	51,640.32	(7,799.84)
Total							(239.37)

SRB Greenway Capital (QP), L.P.(7)	Unsecured Note	857,200.00	$1.75	489,829	857,200.00	940,471.68	83,271.68
	Initial Warrants	—	$2.21	73,474	162,377.54	141,070.08	(21,307.46)
	Additional Warrants	—	$2.21	220,423	487,134.83	423,212.16	(63,922.67)
Total							(1,958.45)

SRB Greenway Offshore Operating Fund, L.P.(7)	Unsecured Note	38,200.00	$1.75	21,829	38,200.00	41,911.68	3,711.68
	Initial Warrants	—	$2.21	3,274	7,235.54	6,286.08	(949.46)
	Additional Warrants	—	$2.21	9,823	21,708.83	18,860.16	(2,848.67)
Total							(86.45)

Visium Balanced Fund, LP(5)	Unsecured Note	1,134,364.00	$1.75	648,208	1,134,364.00	1,244,559.36	110,195.36
	Initial Warrants	—	$2.21	97,231	214,880.51	186,683.52	(28,196.99)
	Additional Warrants	—	$2.21	291,693	644,641.53	560,050.56	(84,590.97)
	Secured Note	1,701,546.00	$2.20	773,430	1,701,546.00	1,484,985.60	(216,560.40)
	Secured Note Warrants	—	$2.21	270,700	598.247.00	519,744.00	(78,502.00)
Total							(297,655.00)

Visium Balanced Offshore Fund, Ltd(5)	Unsecured Note	1,888,990.25	$1.75	1,079,423	1,888,990.25	2,072,492.16	183,501.91
	Initial Warrants	—	$2.21	161,913	357,827.73	310,872.96	(46,954.77)
	Additional Warrants	—	$2.21	485,740	1,073,485.40	932,620.80	(140,864.60)
	Secured Note	2,833,485.60	$2.20	1,287,948	2,833,485.60	2,472,860.16	(360,625.44)
	Secured Note Warrants	—	$2.21	450,781	996,226.01	865,499.52	(130,726.49)
Total							(495,669.39)

Visium Long Bias Fund, LP(5)	Unsecured Note	349,408.50	$1.75	199,662	349,408.50	383,351.04	33,942.54
	Initial Warrants	—	$2.21	29,949	66,187.29	57,502.08	(8,685.21)
	Additional Warrants	—	$2.21	89,847	198,561.87	172,506.24	(26,055.63)
	Secured Note	524,112.60	$2.20	238,233	524,112.60	457,407.36	(66,705.24)
	Secured Note Warrants	—	$2.21	83,381	184,272.01	160,091.52	(24,180.49)
Total							(91,684.03)

							Aggregate
							Selling
				Shares/Shares	Aggregate		Stockholder
			Issuance/	Upon	Conversion	Aggregate	Discount
		Amount	Conversion/	Conversion/	Value	Market Value	(Premium)
Investor	Security	($)	Exercise Price	Exercise(1) (#)	($)	($)2	($)

Visium Long Bias Offshore Fund, Ltd(5)	Unsecured Note	1,323,931.00	$1.75	756,532	1,323,931.00	1,452,541.44	128,610.44
	Initial Warrants	—	$2.21	113,479	250,788.59	217,879.68	(32,908.91)
	Additional Warrants	—	$2.21	340,439	752,370.19	653,642.88	(98,727.31)
	Secured Note	1,985,896.00	$2.20	902,680	1,985,896.00	1,733,145.60	(252,750.40)
	Secured Note Warrants	—	$2.21	315,938	698,222.98	606,600.96	(91,622.02)
Total							(347,398.20)

Walker Smith Capital, L.P.(7)	Unsecured Note	50,700.00	$1.75	28,971	50,700.00	55,624.32	4,924.32
	Initial Warrants	—	$2.21	4,345	9,602.45	8,342.40	(1,260.05)
	Additional Warrants	—	$2.21	13,036	28,809.56	25,029.12	(3,780.44)
Total							(116.17)

Walker Smith Capital (QP), L.P.(7)	Unsecured Note	325,500.00	$1.75	186,000	325,500.00	357,120.00	31,620.00
	Initial Warrants	—	$2.21	27,900	61,659.00	53,568.00	(8,091.00)
	Additional Warrants	—	$2.21	83,700	184,977.00	160,704.00	(24,273.00)
Total							(744.00)

Walker Smith International Fund, Ltd.(7)	Unsecured Note	453,700.00	$1.75	259,257	453,700.00	497,773.44	44,073.44
	Initial Warrants	—	$2.21	38,888	85,942.48	74,664.96	(11,277.52)
	Additional Warrants	—	$2.21	116,665	257,829.65	223,996.80	(33,832.85)
							(1,036.93)

William Blair Small Cap Growth Fund(6)	Shares	8,281,614.25	$1.75	4,732,351	8,281,614.25	9,086,113.92	804,499.67
	Initial Warrants	—	$2.21	2,271,528	5,020,076.88	4,361,333.76	(658,743.12)
Total							145,756.55

Whalehaven Capital Fund Limited(6)	Shares	424,999.75	$1.75	242,857	424,999.75	466,285.44	41,285.69
	Initial Warrants	—	$2.21	116,571	257,621.91	223,816.32	(33,805.59)
Total							7,480.10

Total Aggregate Discount (Premium) of Private Placement							(2,181,672.43)

(1)	Assumes that interest payable on the Secured Notes will be timely paid and that no interest will accrue on unpaid interest.

(2)	Unless otherwise indicated, based on a market price of $1.92 per share, which was the closing price of Zila common stock on the day the Private Placement was priced.

(3)	Includes securities issued to Roth, an affiliate of the investor and placement agent for the Private Placement.

(4)	Based on a closing price of $2.278 on February 15, 2007, the date on which the Roth shares were issued.

(5)	The shares of common stock issuable to this investor upon the exercise of the Initial Warrants were registered on Registration Statement No. 1. The shares of common stock issued to this investor upon the conversion of the Unsecured Notes or that are issuable to this investor upon the conversion of the Secured Notes or exercise of the Additional Warrants or Secured Note Warrants are not included in Registration Statement No. 1 or in this registration statement.

(6)	The Shares and shares of common stock issuable to this investor upon exercise of Initial Warrants were registered on Registration Statement No. 1, and this investor is not a selling stockholder in this registration statement.

(7)	The shares of common stock issuable to this investor upon exercise of the Initial Warrants were registered on Registration Statement No. 1. The shares of common stock that were issued upon the conversion of the Unsecured Notes and that are issuable upon the exercise of Additional Warrants are being registered in this registration statement.

(8)	The shares of common stock issuable to this investor upon exercise of the Initial Warrants were registered on Registration Statement No. 1. The shares of common stock that were issued upon the conversion of the Unsecured Notes and that are issuable upon the exercise of Additional Warrants are not being registered in this registration statement.

Each of the Secured Notes, Initial Warrants, Additional Warrants, Secured Note Warrants and Roth Warrants has fixed conversion or exercise prices, as applicable. However, each also contains price-based anti-dilution mechanisms that, in general, adjust the number of shares into which the securities convert and/or the price at which such conversion occurs in the event Zila issues securities below the conversion or exercise price of the securities issued in the Private Placement. Contrary to market-based adjustment mechanisms, Zila has control over such actions.

Comparison of Zila Proceeds to Potential Investor Profit

The following is a table disclosing the gross proceeds paid or payable to Zila in connection with the Private Placement as a whole, and for the Secured Note piece only, along with the payments required to be made by Zila, the resulting net proceeds and the aggregate potential profit (loss) realizable by the investors as a result of discounts (premiums) to the market price relating to the shares of common stock underlying the securities issued in the Private Placement.

Amount

Gross Proceeds
Private Placement	$40,000,001.45
Secured Notes(1)	$12,000,001.20
Hypothetical Payments
Private Placement	$(16,444,047.89)
Secured Notes(2)	$(5,072,000.51)
Hypothetical Net Proceeds
Private Placement	$23,555,953.56
Secured Notes(3)	$6,928,000.69
Combined Selling Stockholder Profit (Loss)
Private Placement	$(2,181,672.43)
Secured Notes(4)	$(2,080,907.69)

(1)	Reflects the $12,000,001.20 that was received by Zila as a result of the issuance of the Secured Notes.

(2)	Includes $2,192,000.22 in interest that is payable on the Secured Notes, plus $2,880,000.29 in liquidated damages that may become payable with respect to the Secured Notes if Zila is unable to register the shares of common stock issuable upon conversion of the Secured Notes for resale with the SEC.

(3)	Reflects the difference between the gross proceeds received by Zila for the issuance of the Secured Notes and the hypothetical payments payable with respect to the Secured Notes.

(4)	Reflects the combined investor loss attributable solely to the Secured Notes and Secured Note Warrants.

Expressed as a percentage, the total amount of all possible payments attributable to the Secured Notes and the total possible premium to the market price of the shares underlying the Secured Notes, divided by the hypothetical net proceeds to Zila from the sale of the Secured Notes, is 43.2%, or 14.4% over each year of the lives of the Secured Notes.

Prior Transactions between Zila and the Investors

Although some of the investors were stockholders of Zila prior to the Private Placement, the Private Placement was the first transaction between Zila and the investors listed in this registration statement. The investors who purchased securities sold by Zila on November 28, 2006 were unaffiliated with those who purchased securities sold by Zila on November 29, 2006.

Comparison of Registered to Outstanding Shares

The following is a table comparing the shares outstanding prior to the Private Placement, the number of shares registered by the investors, or their affiliates, in prior registration statements (along with the number sold pursuant to such prior registration statement) and the number of shares registered for resale in this registration statement.

Shares outstanding immediately prior to the Private Placement that are held by persons other than investors listed in this registration statement, affiliates of Zila, and affiliates of the investors	38,328,000
Number of shares previously registered for resale by the investors and affiliates thereof(1)	14,503,000
Number of shares previously registered for resale by the investors and affiliates thereof and that continue to be held by such investors and affiliates thereof	14,503,000
Number of shares sold in registered resale transactions by the investors or affiliates thereof	0
Number of shares registered for resale by the investors and affiliates thereof under this registration statement	5,392,352

(1)	Reflects shares covered by Registration Statement No. 1.

Short Selling by the Investors

Zila has no knowledge of and has not been informed of any investor who has or had established a short position in Zila’s common stock prior to the Private Placement. As part of the Private Placement, Zila required each of the investors to provide extensive representations to support this belief. Specifically, Section 5.11 of both purchase agreements applicable to the Private Placement contained a representation from each investor as follows:

Such Investor does not currently have any short position in the Common Stock. Since the earlier to occur of (i) the last thirty (30) days prior to the date hereof and (ii) the time such Investor was first contacted with respect to the transactions contemplated hereby, neither such Investor nor any Affiliate of such Investor which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Investor’s investments or trading or information concerning such Investor’s investments, including in respect of the Securities, or (z) is subject to such Investor’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has, directly or indirectly, effected or agreed to effect any short sale (as defined in Rule 200(a) of Regulation SHO), whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Stock, borrowed or pre-borrowed any shares of Common Stock, granted any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derived any significant part of its value from the Common Stock, entered into any direct or indirect stock pledge, forward sales contract, swap, or similar arrangement (including on a total return basis), sales or other transactions through non-U.S. broker dealers or foreign regulated brokers, or otherwise sought to hedge its position in the Securities (each, a “Prohibited Transaction”). Prior to the earlier to occur of (i) the termination of this Agreement or, (ii) one-hundred twenty (120) days after the public announcement of the transactions contemplated hereby, such Investor shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in a Prohibited Transaction nor any sale, assignment, pledge, hypothecation, put, call, or other transfer of any of the Common Stock or other securities acquired hereunder. Such Investor acknowledges that the representations, warranties and covenants contained in this Section 5.11 are being made for the benefit of the Investors as well as the Company and that each of the other Investors shall have an independent right to assert any claims against such Investor arising out of any breach or violation of the provisions of this Section 5.11

Copies of these purchase agreements were filed as Exhibits 10.1 and 10.2 to a Form 8-K filed by Zila on November 17, 2006 and we refer you to these exhibits for further information.

Relationships Between Zila and the Investors

Except as required pursuant to the terms of the securities issued in the Private Placement and as described below, Zila (a) does not have any relationships and arrangements that have existed in the past three years or are to be performed in the future between Zila (or any of its predecessors) and the investors, any affiliates of the investors, or any person with whom any investor has a contractual relationship regarding the transaction (or any predecessors of those persons) and (b) has provided as exhibits to this registration statement copies of all material agreements between Zila (or any of its predecessors) and the investors, any affiliates of the investors, or any person with whom to the knowledge of Zila any investor has a contractual relationship regarding Private Placement (or any predecessors of those persons). However, existing stockholders of Zila and their related funds made up more than 80% of the Private Placement.

Zila engaged Roth, which is an affiliate of one of the investors, to serve as placement agent for the Private Placement. Zila and Roth had entered into an engagement letter, dated July 14, 2006, governing the scope of Roth’s responsibilities and the compensation to which Roth was entitled, which is filed as Exhibit 10.1 to this registration statement.

RISK FACTORS

You should consider carefully the risk factors described below, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, financial condition, operating results or cash flow. As a result, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results or financial condition and could result in a complete loss of your investment.

Trends, Risks and Uncertainties Related to Our Business

We may be unable to obtain FDA approval, or to establish a market, for OraTest® in the United States and obtaining regulatory approval for OraTest® and other products is costly and uncertain.

We are seeking FDA approval for OraTest® and are conducting a phase III clinical trial to include in an amended New Drug Application. The rigorous clinical testing and extensive regulatory approval process mandated by the FDA and equivalent foreign authorities before we can market for OraTest® or any new drug, device or product can take a number of years and require the expenditure of substantial resources, and approval may not ultimately be obtained.

We have made a significant financial investment to obtain FDA approval of the OraTest® product, to build our manufacturing facility, and to prepare for the introduction of OraTest® in the United States market. There can be no assurance that our regulatory program will meet the FDA’s requirements or that the FDA will issue a final approval of the OraTest® product, and the failure of the FDA to approve OraTest® would make it impossible for us to recoup our investment through sales of the OraTest® products in the United States. The failure of the FDA to finally approve the OraTest® product would have a material adverse effect on our results of operations.

There can be no assurances that funds will be available to conduct the program at the optimal pace or be adequate to support the future regulatory program costs if the regulatory approval effort proceeds at a slower rate than expected, requires additional testing beyond our current expectation, the costs increase beyond current estimates or we are unable to generate the required level of cash flow from operations. Factors that affect the cost and timing of completion of the regulatory program include but are not limited to: (i) patient enrollment rates; (ii) lesion formation rate within the study population; (iii) compliance with the study protocol and related monitoring; (iv) level of funding throughout the study; (v) completion of testing within the non-clinical and chemistry, manufacturing, and controls areas; and (vi) program modifications or requirements for additional testing. No assurances can be made that the regulatory objectives will be achieved for OraTest®.

If FDA approval of the OraTest® product is received, such approval may entail limitations on the indicated uses for which the product may be marketed and there is no assurance that we will be successful in gaining market acceptance of the OraTest® product. Moreover, a marketed product, its manufacturer, its manufacturing facilities, and its suppliers are also subject to continual review and periodic inspections, and later discovery of previously unknown problems, or the exacerbation of problems previously deemed acceptable, with a product, manufacturer, or facility may result in restrictions on such product or manufacturer, potentially including withdrawal of the product from the market, which would adversely affect our operations and financial condition.

The rigorous clinical testing and extensive regulatory approval process mandated by the FDA and equivalent foreign authorities before we can market any new drug, device or product can take a number of years and require the expenditure of substantial resources. Obtaining such approvals and completing such testing is a costly and time-consuming process, and approval may not ultimately be obtained. The length of the FDA regulatory process and review period varies considerably, as does the amount of data required to demonstrate the safety and efficacy of a specific product. If the compounds in testing are modified or optimized or if certain results are obtained, it may extend the testing process. In addition, additional testing, delays or rejections may be encountered based upon changes in FDA policy, personal or prior understandings during the period of product development and FDA regulatory review of each investigational new drug application, new drug application, or product license application. Similar delays may also be encountered in other countries. There can be no assurance that even after such time and expenditures we will obtain regulatory approval for any products we develop.

If we are unable to obtain adequate funds on acceptable terms, we may not be able to develop and market our present and potential products.

Our liquidity needs arise from working capital requirements, the funding of our OraTest® regulatory program and the launch of our new products, such as ViziLite® Plus, and our future strategic initiatives. In the past, we have met these cash requirements through our cash and cash equivalents, borrowings under our credit facility, cash from operations and working capital management, the sale of non-core assets, proceeds from the issuance of common stock under our employee stock option and stock purchase programs and, recently, proceeds from the Private Placement (as defined below). However, the development of our products will require the commitment of substantial resources to conduct the time-consuming research and development, clinical studies and regulatory activities necessary to bring any potential product to market and to establish production, marketing and sales capabilities. In addition, in the future, it is possible that we will need to raise additional funds for purposes that cannot be quantified and we may seek such additional funding through collaborative arrangements. If we are unable to obtain additional financing on acceptable terms, or at all, we may be required to (i) delay, scale back or eliminate some or all of our research and product development programs or acquisition activity, (ii) limit the marketing of our products or (iii) license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves.

Our lack of earnings history could adversely affect our financial health and prevent us from fulfilling our payment obligations.

On November 28, 2006, we completed the sale and issuance of approximately $12,075,000 in aggregate principal amount of our Unsecured Notes, Initial Warrants to purchase 1,035,000 shares of our common stock, Additional Warrants to purchase approximately 3,105,000 shares of our common stock, approximately $12,000,000 in aggregate principal amount of our Secured Notes, and Secured Note Warrants to purchase up to 1,909,091 shares of our common stock. On November 29, 2006, we completed the sale and issuance of 9,100,000 shares of our common stock for $1.75 per share and additional Initial Warrants to purchase 4,368,000 shares of our common stock.

As a result of the Private Placement, we have incurred indebtedness and, although we have no concrete plans to do so, we may incur additional indebtedness in the future.

Our ability to service our debt obligations and to fund working capital and capital expenditures will depend upon our future operating performance, which will be affected by factors discussed elsewhere in the reports we file with the SEC, including, without limitation, receipt of regulatory approvals, economic conditions and financial, business and other factors, many of which are beyond our control.

Our lack of earnings history and our level of debt could have important consequences for you, such as:

•	making it more difficult for us to satisfy our obligations with respect to the Secured Notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry;

•	restricting us from making strategic acquisitions, introducing new products or exploiting business opportunities;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which will reduce the amount of our cash flow available for other purposes, including capital expenditures and other general corporate purposes;

•	requiring us to sell debt securities or to sell some of our core assets, possibly on unfavorable terms;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage compared to our competitors that have less debt.

Our debt instruments contain restrictive covenants that could adversely affect our business by limiting our flexibility.

Our Secured Notes impose restrictions that affect, among other things, our ability to incur debt, pay dividends, sell assets, create liens, make capital expenditures and investments, merge or consolidate, enter into transactions with affiliates, and otherwise enter into certain transactions outside the ordinary course of business. Our Secured Notes also require us to maintain defined levels of EBITDA, defined as earnings (loss) before interest, taxes (income), depreciation and amortization. Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we are unable to comply with the terms of our Secured Notes, or if we fail to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our indebtedness or to obtain additional financing. If cash flow is insufficient and refinancing or additional financing is unavailable because of our high levels of debt and the debt incurrence restrictions under our debt instruments, we may default on our debt instruments. In the event of a default under the terms of any of our indebtedness, the debt holders may, under certain circumstances, accelerate the maturity of our obligations.

We may fail to realize the anticipated cost savings, revenue enhancements, product focus, or other benefits expected from our recent disposition of the Nutraceuticals Business Unit and subsequent acquisition of Pro-Dentec®.

Our future growth will depend on our ability to implement our business strategy. We believe that our recent acquisition of Pro-Dentec®, a privately-held dental products company, could strengthen our core businesses in our core business, including the development and commercialization of oral cancer screening products. Further, we believe that this acquisition could increase our ability to deliver our oral cancer screening products into the dental marketplace and could result in synergies that enhance our sales capability, potentially reduce our costs and increase our profits. However, successful acquisitions in our industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, there is no guarantee that such acquisition will result in the synergies we anticipate. Furthermore, uncertainties associated with such acquisition combined with the recent disposition of our Nutraceuticals Business Unit may cause loss of employees. Ultimately, the success of such acquisition depends in part on the retention of key personnel. There can be no assurance that we will be able to retain the acquired company’s key management, technical, sales and customer support personnel. If we fail to retain such key employees, we may not realize the anticipated benefits of such acquisition and the disposition of the Nutraceuticals Business Unit.

We have incurred substantial expenses and committed valuable time related to the recent disposition of our Nutraceuticals Business Unit and our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing.

We have incurred substantial expenses related to legal and financial advisors and our management has spent significant time on matters implementing its strategic vision. Our business plan has required and will require substantial capital expenditures. We may require additional financing to fund our planned growth. Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. We may also incur debt or assume contingent liabilities that could place restrictions on management’s ability to use capital or conduct the business. Accordingly, we cannot be certain that additional financing will be available to us on acceptable terms, if at all. In the event additional capital resources are unavailable, we may be required to curtail our development and acquisition activities.

Historically we are dependent on a few key products and our growth is dependent on the development of new products.

Nearly all of our revenues for the past fiscal year were derived from sales of Ester-C®, Peridex®, and ViziLite® Plus. As disclosed above, we disposed of our Nutraceuticals Business Unit and the Ester-C® products on October 2, 2006. With the acquisition of Pro-Dentec® and the change in our distribution method for ViziLite® Plus and the addition of the STM® products of Pro-Dentec®, we now sell direct to thousands of dental offices nationally and we believe we have reduced our dependency on key customers. If any of our major products were to become subject to a problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting user confidence, or pressure from competing products, or if a new, more effective treatment should be introduced, the impact on our revenues could be significant. Additionally, we are reliant on third party manufacturers and single suppliers for nearly all of our Peridex® and ViziLite® products, and any supply problems resulting from regulatory issues applicable to such parties or failures to comply with current Good Manufacturing Practices could have a material adverse impact on our financial condition.

Our future growth is dependent on new product development. New product initiatives may not be successfully implemented because of many factors, including, but not limited to, difficulty in assimilation, development costs and diversion of management time. There can be no assurance that we will successfully develop and integrate new products into our business that will result in growth and a positive impact on our business, financial condition and results of operation.

A number of factors could impact our plans to commercialize our new products, including, but not limited to, difficulties in the production process, controlling the costs to produce, market and distribute the product on a commercial scale and our ability to do so with favorable gross margins and otherwise on a profitable basis; the inherent difficulty of gaining market acceptance for a new product; competition from larger, more established companies with greater resources; changes in raw material supplies that could result in production delays and higher raw material costs; difficulties in promoting consumer awareness for the new product; adverse publicity regarding the industries in which we market our products; and the cost, timing and ultimate results of human efficacy studies that we undertake.

Our proprietary rights may prove difficult to enforce.

Our current and future success depends on a combination of patent, trademark, and trade secret protection and nondisclosure and licensing agreements to establish and protect our proprietary rights. We own and have exclusive licenses to a number of United States and foreign patents and patent applications and intend to seek additional patent applications as we deem necessary and appropriate to operate our business. We can offer no assurances regarding the strength of the patent portfolio underlying any existing or new product and/or technology or whether patents will issue from any pending patent applications related to a new product and/or technology, or if the patents do issue, that any claims allowed will be sufficiently broad to cover the product, technology or production process. Although we intend to defend our proprietary rights, policing unauthorized use of intellectual property is difficult or may prove materially costly and any patents that may be issued relating to new products and technology may be challenged, invalidated or circumvented.

We are dependent on our senior management and other key personnel.

Our ability to operate successfully depends in significant part upon the experience, efforts and abilities of our senior management and other key scientific, technical and managerial personnel. Competition for talented personnel is intense. On December 22, 2006, Andrew A. Stevens resigned as our Chief Financial Officer. We appointed Diane E. Klein, our Vice President and Treasurer, to assume on an interim basis Mr. Stevens’ role as Principal Financial and Accounting Officer. We have undertaken a search for a permanent replacement. The future loss of services of one or more of our key executives could adversely impact our financial performance and our ability to execute our strategies. Additionally, if we are unable to attract, train, motivate and retain key personnel, our business could be harmed.

Also, in connection with the Private Placement (as defined below), the Company agreed to appoint a Chair other than its Chief Executive Officer to its Board of Directors, and to use its commercially reasonable efforts to fill two vacancies on its Board of Directors resulting from an increase in the size of the Board of Directors that has yet to occur, on or before August 1, 2007. We cannot assure you that we will be able to attract candidates to fill such positions. If we are unable to do so, an event of default could occur on our 6% Senior Secured Convertible Notes (the “Secured Notes”), which would require us to repay the entire outstanding principal balance, plus accrued but unpaid interest, on such Secured Notes, regardless if we have sufficient funds to repay such indebtedness.

We and our products are subject to regulatory oversight that could substantially interfere with our ability to do business.

We and our present and future products are subject to risks associated with new federal, state, local or foreign legislation or regulation or adverse determinations by regulators under existing regulations, including the interpretation of and compliance with existing, proposed and future regulatory requirements imposed by the FDA. We are also subject to other governmental authorities such as the Department of Health and Human Services, the Consumer Products Safety Commission, the Department of Justice and the United States Federal Trade Commission with its regulatory authority over, among other items, product safety and efficacy claims made in product labeling and advertising. Individual states, acting through their attorneys general, have become active as well, seeking to regulate the marketing of prescription drugs under state consumer protection and false advertising laws. A regulatory determination or development that affects our ability to market or produce one or more of our products could have a material adverse impact on our business, results of operation and financial condition and may include product recalls, denial of approvals and other civil and criminal sanctions.

We are at risk with respect to product liability claims.

We could be exposed to possible claims for personal injury resulting from allegedly defective products manufactured by third parties with whom we have entered into manufacturing agreements or by us. We maintain $6,000,000 in product liability insurance coverage for claims arising from the use of our products, with limits we believe are commercially reasonable under the circumstances, and, in most instances, require our manufacturers to carry product liability insurance. While we believe our insurance coverage is adequate, we could be subject to product liability claims in excess of our insurance coverage. In addition, we may be unable to retain our existing coverage in the future. Any significant product liability claims not within the scope of our insurance coverage could have a material adverse effect on us.

We face significant competition that could adversely affect our results of operation and financial condition.

The pharmaceutical and biotechnology industries are highly competitive. A number of companies, many of which have financial resources, marketing capabilities, established relationships, superior experience and operating history and research and development capacities greater than ours, are actively engaged in the development of products similar to the products we produce and market. The pharmaceutical industry is characterized by extensive and ongoing research efforts. Other companies may succeed in developing products superior to those we market. It may be difficult for us to maintain or increase sales volume and market share due to such competition which would adversely affect our results of operations and financial condition. In particular, in the United States, competition with producers of generic products is a major challenge as is the case with Peridex®. The loss of any of our products’ patent protection could lead to a significant loss in sales of our products in the United States market.

If the use of our technology is determined to infringe on the intellectual property rights of others, our business could be harmed.

Litigation may result from our use of registered trademarks or common law marks and, if litigation against us were successful, a resulting loss of the right to use a trademark could reduce sales of our products and could result in a significant damage award. International operations may be affected by changes in intellectual property legal protections and remedies in foreign countries in which we do business.

Furthermore, if it were ultimately determined that our intellectual property rights are unenforceable, or that our use of our technology infringes on the intellectual property rights of others, we may be required or may desire to obtain licenses to patents and other intellectual property held by third parties to develop, manufacture and market products using our technology. We may not be able to obtain these licenses on commercially reasonable terms, if at all, and any licensed patents or intellectual property that we may obtain may not be valid or enforceable. In addition, the scope of intellectual property protection is subject to scrutiny and challenge by courts and other governmental bodies. Litigation and other proceedings concerning patents and proprietary technologies can be protracted, expensive and distracting to management and companies may sue competitors as a way of delaying the introduction of competitors’ products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents in foreign countries or litigation against our partners, may be costly and time-consuming and could significantly harm our business.

Because of the large number of patent filings in our industry, our competitors may have filed applications or been issued patents and may obtain additional patents and proprietary intellectual property rights relating to products or processes competitive with or similar to ours. We cannot be certain that United States or foreign patents do not exist or will not be issued that would harm our ability to commercialize our products and product candidates. In addition, our exposure to risks associated with the use of intellectual property may be increased as a result of an acquisition as we have lower visibility into any potential target’s safeguards and infringement risks. In addition, third party claims may be asserted after we have acquired technology that had not been asserted prior to such acquisition.

We require certain raw materials for our manufacturing processes that may only be acquired through limited sources.

Raw materials essential to our business are generally readily available. However, certain raw materials and components used in the manufacture of pharmaceutical products are available from limited sources, and in some cases, a single source. Any curtailment in the availability of such raw materials could be accompanied by production delays, and in the case of products, for which only one raw material supplier exists, could result in a material loss of sales. In addition, because raw material sources for pharmaceutical products must generally be approved by regulatory authorities, changes in raw material suppliers could result in production delays, higher raw material costs and loss of sales and customers. Production delays may also be caused by the lack of secondary suppliers.

We have, in the past, received minor deficiencies from regulatory agencies related to our manufacturing facilities.

The FDA, OSHA and other regulatory agencies periodically inspect our manufacturing facilities and certain facilities of our suppliers. In the past, such inspections resulted in the identification of certain minor deficiencies in the standards we are required to maintain by such regulatory agencies. We developed and implemented action plans to remedy the deficiencies, however, there can be no assurance that such deficiencies will be remedied to the satisfaction of the applicable regulatory body. In the event that we are unable to remedy such deficiencies, our product supply could be affected as a result of plant shutdown, product recall or other similar regulatory actions, which would likely have an adverse affect on our business, financial condition and results of operation.

Trends, Risks and Uncertainties Related to Our Capital Stock

The Private Placement and other financing arrangements or corporate events could significantly dilute existing ownership.

Assuming the exercise of all Initial Warrants, Additional Warrants, all Secured Note Warrants and all warrants issued to our placement agent for the Private Placement, and the conversion of all of the Secured Notes, an additional 17,000,000 shares of our common stock will be issued, which will not only dilute a shareholder’s current ownership percentage, but will also dilute voting power. If we choose to raise additional funds through the issuance of shares of our common stock, or securities convertible into our common stock, significant dilution of ownership in our company may occur, and holders of such securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. Moreover, other corporate events such as the exercise of outstanding options would result in further dilution of our ownership.

In the past, we have experienced volatility in the market price of our common stock and we may experience such volatility in the future.

The market price of our common stock has fluctuated significantly in the past. We believe that announcements of new products, quarterly fluctuations in the results of operations and other factors, including changes in conditions in general in the industries in which we operate, and developments in regulatory arenas may have caused such fluctuations. Stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of securities we issued and other pharmaceutical and health care companies, often for reasons unrelated to the operating performance of the specific companies. In the past, stockholders of other companies have initiated securities class action litigation against such companies following periods of volatility in the market price of the applicable common stock. We anticipate that the market price of our common stock may continue to be volatile. If the market price of our common stock continues to fluctuate and our stockholders initiate this type of litigation, we could incur substantial costs and expenses and such litigation which could divert our management’s attention and resources, regardless of the outcome, thereby adversely affecting our business, financial condition and results of operation.

We may take actions which could dilute current equity ownership or prevent or delay a change in our control.

Our Board of Directors and stockholders recently approved an increase in our authorized capital stock from 67,500,000 to 150,000,000 and an increase in authorized common stock from 60,000,000 to 147,500,000. Some of these newly authorized shares will be reserved for issuance upon the exercise of the Initial Warrants, Additional Warrants, Secured Note Warrants and all warrants issued to our placement agent for the Private Placement, as well as the conversion of the Unsecured Notes and Secured Notes, that were issued in the Private Placement. Subject to the rules and regulations promulgated by Nasdaq and the SEC, our Board of Directors could authorize the sale and issuance of additional shares of common stock, which would have the effect of diluting the ownership interests of our stockholders.

In addition, our Board of Directors has the authority, without any further vote by our stockholders, to issue up to 2,500,000 shares of Preferred Stock in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. On February 1, 2001, we issued 100,000 shares of our Series B Convertible Preferred Stock in connection with an acquisition. As of October 31, 2006, all of these shares remained outstanding. If the Board of Directors authorizes the issuance of additional shares of Preferred Stock, such an issuance could have the effect of diluting the ownership interests of our stockholders.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the selling stockholders in accordance with two registration rights agreements, each dated November 28, 2006 (collectively, the “Registration Rights Agreement”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale or other disposition of these shares by the selling stockholders. We have agreed to pay all costs, expenses and fees relating to registering such shares of our common stock referenced in this prospectus. The selling stockholders will pay any brokerage commissions or similar charges incurred for the sale of such shares of our common stock.

We may receive proceeds from the issuance of shares of common stock upon exercise of the Additional Warrants and Roth Warrants described elsewhere in this prospectus. In the event that the Additional Warrants and Roth Warrants are exercised by the payment of cash by the selling stockholders, we estimate that we may receive up to approximately $5.4 million based on an exercise price of $2.21 per share. The Additional Warrants and Roth Warrants are also exercisable on a cashless basis if, after November 28, 2007, the common stock issuable upon exercise of the warrants may not be freely sold to the public as a result of the Company’s failure to satisfy its obligations under the Registration Rights Agreement. We intend to use any proceeds that we may receive from the issuance of shares of our common stock upon exercise of the warrants to meet our working capital needs and for general corporate purposes.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale or other disposition by the selling stockholders of (a) 2,678,571 shares of Zila common stock issued to investors upon the conversion of some of Zila’s Unsecured Notes, (b) 1,205,352 shares of Zila common stock issuable upon exercise of some of the Additional Warrants, and (c) 289,728 shares of Zila common stock and 1,218,701 shares of Zila common stock issuable upon exercise or Roth Warrants, both of which were issued to Roth as placement agent fees on February 20, 2007.

On November 28, 2006, we entered into the Registration Rights Agreement with, among other investors, the selling stockholders, which collectively obligate us to register the shares underlying the Unsecured Notes, Secured Notes, Additional Warrants and Secured Note Warrants on a single registration statement. Certain shares of Zila common stock that were issued upon conversion of the Unsecured Notes and that are issuable upon the exercise of Additional Warrants, and all the shares of Zila common stock that are issuable upon the conversion of the Secured Notes are the exercise of the Secured Note Warrants are not included in this registration statement. We agreed to include the shares of common stock issued to Roth and issuable to Roth upon the exercise of the Roth Warrants on this registration statement on February 20, 2007. The Registration Rights Agreement also obligate us to register the Shares and shares of common stock underlying the Initial Warrants that were sold on November 29, 2006 on a separate registration statement.

The following table presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of December 15, 2006. As used in this prospectus, the term “selling stockholders” includes the entities listed below and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from any of the selling stockholders as a gift, pledge or other transfer. Except as set forth in the footnotes below, beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act.

	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned		Number of		Beneficially Owned
	Prior to Offering		Shares Being		After Offering
Security Holders	Number(1)	Percent(2)	Offered		Number(3)	Percent(3)

BTG Investments LLC(4)	685,714	1.10%	621,429	(11)	64,285	*
Crescent International Ltd.(5)	685,712	1.10%	621,427	(12)	64,285	*
HHMI Investments, L.P.(6)	155,520	*	140,940	(13)	14,580	*
Iroquois Master Fund Ltd(7)	685,712	1.10%	621,427	(14)	64,285	*
Neal Goldman(8)	400,000	*	362,500	(15)	37,500	*
Roth Capital Partners, LLC(9)	1,508,429	2.37%	1,508,429	(16)	0	*
SRB Greenway Capital, L.P.(10)	95,632	*	86,667	(17)	8,965	*
SRB Greenway Capital (QP), L.P. (10)	783,726	1.25%	710,252	(18)	73,474	*
SRB Greenway Offshore Operating Fund, L.P.(10)	34,926	*	31,652	(19)	3,274	*
Walker Smith Capital, L.P.(6)	46,352	*	42,007	(20)	4,345	*
Walker Smith Capital (QP), L.P.(6)	297,600	*	269,700	(21)	27,900	*
Walker Smith International Fund, Ltd.(6)	414,810	*	375,922	(22)	38,888	*

*	Less than one percent.

(1)	Represents all of the shares owned by the selling stockholder as of December 15, 2006, including those issuable upon the exercise of any warrants, including Initial Warrants, Additional Warrants, and Roth Warrants, owned by the selling stockholder and the conversion of any convertible securities, including

Unsecured Notes, owned by the selling stockholder. The number of shares beneficially owned by the selling stockholder may increase as a result of accrued dividends or anti-dilution adjustments.

(2)	The percentage of shares beneficially owned prior to the offering is based on 62,329,083 shares of our common stock outstanding as of February 28, 2007. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this prospectus, and shares of common stock subject to convertible securities currently convertible or convertible within 60 days of the date of this prospectus, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities, but are not deemed outstanding for computing the percentage for any other selling stockholder. Notwithstanding anything in this footnote 2 to the contrary, shares of common stock that can be acquired upon exercise of the Initial Warrants, which are not exercisable until May 2007, are deemed outstanding for computing the percentage of the person holding such Initial Warrants, but are not deemed outstanding for computing the percentage for any other selling stockholder.

(3)	The number of shares and percentage of ownership in these columns assumes that the selling stockholders will offer and sell all of the shares of common stock registered under this prospectus. The selling stockholders may elect to sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. The number of shares and percentage of ownership in these columns also assumes that, if applicable, the selling stockholders will have exercised any of the Additional Warrants issued in the Private Placement (and Roth Warrants) and held any underlying shares and held any shares of common stock issuable upon conversion of the Unsecured Notes. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this prospectus, and shares of common stock subject to convertible securities currently convertible or convertible within 60 days of the date of this prospectus, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities, but are not deemed outstanding for computing the percentage for any other selling stockholder. Notwithstanding anything in this footnote 3 to the contrary, shares of common stock that can be acquired upon exercise of the Initial Warrants, which are not exercisable until May 2007, are deemed outstanding for computing the percentage of the person holding such Initial Warrants, but are not deemed outstanding for computing the percentage for any other selling stockholder.

(4)	Each of Byron C. Roth and Gordon J. Roth has voting and dispositive power with respect to the shares of this selling stockholder that are registered under this prospectus. The selling stockholder, which is an affiliate of a broker-dealer, acquired the securities offered hereby in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5)	Maxi Brezzi and Bachir-Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under this prospectus. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of any such shares.

(6)	Reid S. Walker and G. Stacy Smith, in their capacity members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the investment manager to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under this prospectus.

(7)	Joshua Silverman has voting and dispositive power with respect to the shares of this selling stockholder that are registered under this prospectus. Mr. Silverman disclaims beneficial ownership of any such shares.

(8)	Mr. Goldman, who is an affiliate of a broker-dealer, acquired the securities offered hereby in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9)	Roth, a broker-dealer, acquired shares of common stock and warrants to purchase shares of common stock as part of its fee for acting as placement agent in the Private Placement. Byron Roth and Gordon Roth share voting and investment control over the securities held by Roth.

(10)	Steven R. Becker, in his capacity as member of BC Advisors, L.L.C., which is the general partner to SRB Management, L.P., which is the general partner of the selling stockholder, has voting and dispositive with respect to the shares of this selling stockholder that are registered under this prospectus.

(11)	Represents 428,572 shares of common stock that were issued upon conversion of Unsecured Notes and 192,857 shares of common stock issuable upon the exercise of Additional Warrants.

(12)	Represents 428,571 shares of common stock that were issued upon conversion of Unsecured Notes and 192,856 shares of common stock issuable upon the exercise of Additional Warrants.

(13)	Represents 97,200 shares of common stock that were issued upon conversion of Unsecured Notes and 43,740 shares of common stock issuable upon the exercise of Additional Warrants.

(14)	Represents 428,571 shares of common stock that were issued upon conversion of Unsecured Notes and 192,856 shares of common stock issuable upon the exercise of Additional Warrants.

(15)	Represents 250,000 shares of common stock that were issued upon conversion of Unsecured Notes and 112,500 shares of common stock issuable upon the exercise of Additional Warrants.

(16)	Represents 289,728 shares of common stock and 1,218,701 shares of common stock issuable upon the exercise of Roth Warrants.

(17)	Represents 59,771 shares of common stock that were issued upon conversion of Unsecured Notes and 26,896 shares of common stock issuable upon the exercise of Additional Warrants.

(18)	Represents 489,829 shares of common stock that were issued upon conversion of Unsecured Notes and 220,423 shares of common stock issuable upon the exercise of Additional Warrants.

(19)	Represents 21,829 shares of common stock that were issued upon conversion of Unsecured Notes and 9,823 shares of common stock issuable upon the exercise of Additional Warrants.

(20)	Represents 28,971 shares of common stock that were issued upon conversion of Unsecured Notes and 13,036 shares of common stock issuable upon the exercise of Additional Warrants.

(21)	Represents 186,000 shares of common stock that were issued upon conversion of Unsecured Notes and 83,700 shares of common stock issuable upon the exercise of Additional Warrants.

(22)	Represents 259,257 shares of common stock that were issued upon conversion of Unsecured Notes and 116,665 shares of common stock issuable upon the exercise of Additional Warrants.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Snell & Wilmer L.L.P., of Phoenix, Arizona.

EXPERTS

The consolidated financial statements of the Company as of July 31, 2006 and 2005 and for each of the two years in the period ended July 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of July 31, 2006 incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

On November 12, 2004, the Audit Committee of our Board of Directors dismissed Deloitte & Touche LLP as our independent registered public accounting firm. Thereafter, on November 12, 2004, we retained the services of BDO Seidman, LLP as our new independent registered public accounting firm.

The consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the year ended July 31, 2004, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K filed December 28, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph relating to the classification of the results of operations of its Zilactin brand over-the-counter lip and oral care products, the Innovative Swab Technology, Inc. and Zila Nutraceuticals, Inc. businesses as discontinued operations), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Professional Dental Technologies, Inc. as of October 31, 2006 and 2005, and for the years ended October 31, 2006, 2005 and 2004, incorporated in this prospectus by reference to the Current Report on Form 8-K/A filed by Zila on February 13, 2007, have been audited by and have been so incorporated in reliance on the report of BKD, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.